Chimerix, Inc.
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We are pleased to announce that Chimerix has agreed to be acquired by @JazzPharma. This culminates years of scientific work by our talented team. We look forward to joining forces with Jazz as we bring our pipeline to patients globally. Details on the transaction can be found in our joint press release. https://lnkd.in/eW2CXcP6

> We are excited to reach this agreement with Jazz Pharmaceuticals as they bring global scale to broaden our dordaviprone commercial strategy. The transaction, if approved, provides the opportunity to advance access to dordaviprone to reach more patients globally. This announcement is the culmination of years of scientific work by our incredibly talented team, and will deliver significant and certain value to our shareholders.



Mike Andriole
President and CEO

CHIMERIX

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3 comments • 5 reposts

Chimerix, Inc. @chimerix · 1h

We are excited to announce that Chimerix has agreed to be acquired by @JazzPharma. This culminates years of scientific work by our talented team. We look forward to joining forces with Jazz as we bring our pipeline to patients globally. Press release

> We are excited to reach this agreement with Jazz Pharmaceuticals as they bring global scale to broaden our dordaviprone commercial strategy. The transaction, if approved, provides the opportunity to advance access to dordaviprone to reach more patients globally. This announcement is the culmination of years of scientific work by our incredibly talented team, and will deliver significant and certain value to our shareholders.



Mike Andriole
President and CEO

CHIMERIX

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